Exhibit 4.1
DISTRIBUTION REINVESTMENT PLAN
OF
TPG PRIVATE EQUITY OPPORTUNITIES, L.P.

TPG Private Equity Opportunities, L.P., a Delaware limited partnership (the “Partnership”), hereby adopts the following distribution reinvestment plan (the “DRIP,” and any participating limited partner of the Partnership, a “DRIP Participant”) with respect to cash distributions declared by the Partnership’s General Partner (the “General Partner”) on the Partnership’s units (the “Units”). Capitalized terms used but not defined herein shall have the meaning specified in the Limited Partnership Agreement of the Partnership (as amended or restated from time to time, the “Partnership Agreement”).
Subject to legal, tax, regulatory or other similar considerations, each Limited Partner holding Units agrees to participate in the DRIP unless otherwise indicated in the Subscription Agreement of the Partnership or agreed with the General Partner in writing. The following provisions shall apply to the DRIP and any Limited Partner’s participation therein:
(a)    Subject to the terms of the Partnership Agreement, the General Partner shall, on behalf of each DRIP Participant, reinvest all distributions to be made to such DRIP Participant with respect to its Units in lieu of such DRIP Participant being issued additional Units of the same Class of Units held by such DRIP Participant. Units issued pursuant to the DRIP shall be issued at the applicable Net Asset Value per Unit on the date that the distribution is payable.
(b)    In connection with the DRIP, by agreeing to participate in the DRIP, each Limited Partner agrees and acknowledges as follows:
i.    The Partnership has designated SS&C GIDS, Inc. (the “Plan Administrator”) to administer the DRIP and act as agent for the DRIP Participants. The General Partner shall credit distributions to DRIP Participants on the basis of Units, and shall reinvest such distributions in additional Units of the same Class of Units held by such DRIP Participant.
ii.    A DRIP Participant shall remain in the DRIP until such DRIP Participant withdraws from the DRIP in accordance with paragraph (b)(v) of the DRIP or the General Partner terminates or suspends the DRIP.
iii.    A DRIP Participant shall be deemed to have made an acquisition of Units on the date that the distribution is payable (at the most recently determined Net Asset Value per Unit). No interest shall be paid on cash distributions pending reinvestment under the terms of the DRIP. No upfront selling commissions, placement fees, subscription fees or similar fees will be charged with respect to any Units issued pursuant to the DRIP. Certain Classes of Units received pursuant to the DRIP will be subject to any applicable servicing fees. Distributions on fractional Units will be credited to each DRIP Participant’s account to three decimal places.

iv.    No DRIP Participant shall have any authorization or power to direct the time or price at which Units shall be issued. The total amount to be invested shall depend on the amount of any distributions paid on the number of Units owned by the DRIP Participant, as well as any withholding taxes paid on behalf of such DRIP Participant.
v.    A Limited Partner can elect to “opt out” of the DRIP in its Subscription Agreement (other than clients of certain participating brokers that do not permit automatic enrollment in the DRIP), which clients will automatically receive their distributions in cash unless they subsequently elect to have their cash distributions reinvested in additional Units. For Units that are held by a broker or other financial intermediary, a Limited Partner may change its election by notifying its broker or other financial intermediary of its election. Any non-DRIP Participant who initially elected not to participate in the DRIP may later become a DRIP Participant by subsequently completing and executing an enrollment form or any distribution authorization form as may be available from the Partnership or the Plan Administrator. DRIP Participants may elect to withdraw from the DRIP with respect to the Units held in their account in the DRIP by providing written notice of such election to withdraw in a form acceptable to the General Partner and such election to withdraw shall be effective until rescinded by providing written notice of an election to reinstate participation in the DRIP in a form acceptable to the General Partner. Such written notice of such election to withdraw or be reinstated, as the case may be, must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a DRIP Participant’s termination to be effective for such month (i.e., a timely termination notice will be effective as of the first calendar day of a month in which it is timely received and will not affect participation in the DRIP for any prior month). Any transfer of Units by a DRIP Participant to a non-DRIP Participant will terminate participation in the DRIP with respect to the transferred Units. If a DRIP Participant requests that the Partnership repurchase all of the DRIP Participant’s Units, any Units issued to the DRIP Participant under the DRIP subsequent to the expiration of the repurchase offer will be considered part of the DRIP Participant’s prior election to have its Units repurchased in full, and the DRIP Participant’s participation in the DRIP will be terminated as of the valuation date of the applicable repurchase offer. Any distributions to be paid to such Limited Partner on or after such date will be paid in cash on the scheduled distribution payment date. If a DRIP Participant terminates DRIP participation, the Partnership may, at its option, ensure that the terminating DRIP Participant’s account will reflect the number of Units in such DRIP Participant’s account and provide a check or other instrument of payment for the cash value of any fractional share in such account. Upon termination of DRIP participation for any reason, future distributions will be distributed to the Limited Partner in cash or in-kind.
vi.    The General Partner may amend any aspect of the DRIP; provided that the DRIP cannot be amended to eliminate a DRIP Participant’s right to terminate participation in the DRIP and that notice of any material amendment must be provided to DRIP Participants at least 10 business days prior to the effective date of that amendment. The General Partner may suspend or terminate the DRIP for any reason upon 10 business days’ written notice to the DRIP Participants.
vii.    The Partnership shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a DRIP Participant’s account upon such DRIP Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Units are purchased or sold for a DRIP Participant’s account.
viii.On a quarterly basis, the Partnership shall provide each DRIP Participant a statement of account describing, as to such DRIP Participant: (i) the distributions reinvested during the quarter; (ii) the number and class of Units purchased pursuant to the DRIP during the quarter; (iii) the per Unit purchase price for such Units; and (iv) the total number of Units purchased on behalf of the DRIP Participant under the DRIP. On an annual basis, tax information with respect to income earned on Units under the DRIP for the calendar year will be provided to each applicable participant.
ix.    THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS.
Adopted: February 13, 2025